Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2024 and 2023 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

PWCR24002088

To the Board of Directors and Shareholders of Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2024, and the related consolidated statements of comprehensive income for the three-month and nine-month periods then ended, as well as the consolidated statements of changes in equity and of cash flows for the nine-month period then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024, and of its consolidated financial performance for the three-month and nine-month periods then ended and its consolidated cash flows for the nine-month period then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission.

Other matter - Prior period financial statements reviewed by other independent auditors

The Company’s consolidated financial statements as of and for the nine-month period ended September 30, 2023 were reviewed by other independent auditors, whose review report dated November 8, 2023, expressed an unmodified conclusion on those consolidated financial statements.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

November 8, 2024

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ review report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2024		December 31, 2023		September 30, 2023
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 6 and 37)	$31,214,852	6	$33,823,884	6	$32,005,368	7
Financial assets at fair value through profit or loss (Note 7)	517	—	904	—	411	—
Contract assets (Note 29)	7,444,080	1	6,713,227	1	6,727,095	1
Trade notes and accounts receivable, net (Notes 9 and 29)	23,085,802	5	24,841,995	5	23,514,962	5
Receivables from related parties (Note 37)	182,085	—	78,089	—	111,194	—
Inventories (Notes 10, 29 and 39)	11,807,287	2	11,520,765	2	12,363,787	2
Prepayments (Note 11)	5,933,459	1	2,839,471	1	5,556,000	1
Other current monetary assets (Notes 12 and 37)	14,692,754	3	20,352,050	4	12,326,502	2
Incremental costs of obtaining contracts (Note 29)	339,055	—	210,923	—	95,066	—
Other current assets (Notes 19 and 38)	4,222,645	1	2,822,259	1	4,205,048	1

Total current assets	98,922,536	19	103,203,567	20	96,905,433	19

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,032,819	—	1,035,701	—	1,052,332	—
Financial assets at fair value through other comprehensive income (Note 8)	4,808,272	1	4,412,343	1	4,054,015	1
Investments accounted for using equity method (Note 14)	8,745,273	2	8,450,199	2	7,218,915	1
Contract assets (Note 29)	4,243,524	1	3,768,645	1	3,526,053	1
Property, plant and equipment (Notes 15, 34, 37 and 38)	283,083,272	56	292,337,742	56	287,207,522	56
Right-of-use assets (Notes 16 and 37)	11,001,831	2	11,237,814	2	11,186,658	2
Investment properties (Note 17)	11,642,246	2	9,805,463	2	10,146,675	2
Intangible assets (Notes 18 and 37)	67,857,608	14	72,726,545	13	74,276,660	15
Deferred income tax assets (Note 3)	2,054,672	—	2,099,439	—	2,109,348	—
Incremental costs of obtaining contracts (Note 29)	1,125,205	—	939,409	—	936,516	—
Net defined benefit assets (Note 3)	6,416,911	1	5,963,259	1	5,720,111	1
Prepayments (Notes 11 and 39)	4,144,143	1	3,330,583	1	3,175,536	1
Other noncurrent assets (Notes 19, 38 and 39)	4,544,478	1	4,628,692	1	4,686,883	1

Total noncurrent assets	410,700,254	81	420,735,834	80	415,297,224	81

TOTAL	$509,622,790	100	$523,939,401	100	$512,202,657	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$430,000	—	$585,000	—	$820,000	—
Financial liabilities at fair value through profit or loss (Note 7)	1,080	—	—	—	2,485	—
Hedging financial liabilities (Note 20)	662	—	44	—	3,535	—
Contract liabilities (Notes 29 and 39)	16,238,717	3	14,088,416	3	14,287,322	3
Trade notes and accounts payable (Note 24)	12,379,605	2	14,395,740	3	13,177,439	3
Payables to related parties (Note 37)	196,470	—	385,089	—	167,646	—
Current tax liabilities (Note 3)	2,438,114	—	4,626,265	1	7,110,763	1
Lease liabilities (Notes 16, 34 and 37)	3,539,219	1	3,504,990	1	3,455,460	1
Other payables (Notes 25 and 34)	21,693,143	5	25,256,926	5	21,150,397	5
Provisions (Note 26)	308,999	—	337,406	—	324,368	—
Current portion of long-term liabilities (Notes 22, 23 and 38)	8,798,425	2	1,600,000	—	1,600,000	—
Other current liabilities	1,248,054	—	983,339	—	1,026,026	—

Total current liabilities	67,272,488	13	65,763,215	13	63,125,441	13

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 38)	1,600,000	—	—	—	—	—
Bonds payable (Note 23)	21,688,442	5	30,482,766	6	30,481,435	7
Contract liabilities (Note 29)	7,638,614	2	7,560,352	2	7,879,578	2
Deferred income tax liabilities (Note 3)	2,596,198	1	2,460,509	—	2,390,346	—
Provisions (Note 26)	501,057	—	485,267	—	480,603	—
Lease liabilities (Notes 16, 34 and 37)	7,456,843	1	7,470,191	2	7,417,147	1
Customers’ deposits (Note 37)	5,114,595	1	5,309,097	1	5,198,556	1
Net defined benefit liabilities (Note 3)	2,133,807	—	2,098,106	—	2,278,892	—
Other noncurrent liabilities	6,933,145	1	7,405,558	1	6,601,102	1

Total noncurrent liabilities	55,662,701	11	63,271,846	12	62,727,659	12

Total liabilities	122,935,189	24	129,035,061	25	125,853,100	25

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	171,572,234	34	171,289,086	32	171,309,325	33

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,675,419	1	2,898,503	1	2,898,503	1
Unappropriated earnings	44,148,475	9	52,618,677	10	44,247,372	9

Total retained earnings	124,398,359	25	133,091,645	26	124,720,340	25

Others	560,077	—	352,892	—	419,267	—

Total equity attributable to stockholders of the parent	374,105,135	74	382,308,088	73	374,023,397	73
NONCONTROLLING INTERESTS (Notes 13 and 28)	12,582,466	2	12,596,252	2	12,326,160	2

Total equity	386,687,601	76	394,904,340	75	386,349,557	75

TOTAL	$509,622,790	100	$523,939,401	100	$512,202,657	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended September 30				Nine Months Ended September 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 43)	$55,613,476	100	$53,657,946	100	$164,672,680	100	$161,332,502	100
OPERATING COSTS (Notes 10, 27, 30 and 37)	35,207,760	63	33,842,100	63	102,948,193	63	100,548,189	62

GROSS PROFIT	20,405,716	37	19,815,846	37	61,724,487	37	60,784,313	38

OPERATING EXPENSES (Notes 9, 27, 30 and 37)
Marketing	6,294,507	11	5,874,113	11	18,416,022	11	17,149,826	11
General and administrative	1,662,723	3	1,509,781	3	4,979,880	3	4,797,693	3
Research and development	1,067,585	2	953,000	2	3,015,340	2	2,854,258	2
Expected credit loss (reversal of credit loss)	(4,385)	—	14,338	—	75,556	—	85,147	—

Total operating expenses	9,020,430	16	8,351,232	16	26,486,798	16	24,886,924	16

OTHER INCOME AND EXPENSES (Note 30)	(9,026)	—	(165)	—	(9,715)	—	1,462	—

INCOME FROM OPERATIONS	11,376,260	21	11,464,449	21	35,227,974	21	35,898,851	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 37)	173,554	—	136,526	—	568,319	1	455,069	—
Other income (Notes 30 and 37)	93,238	—	76,840	—	418,640	—	325,769	—
Other gains and losses (Notes 30, 36 and 37)	(108,599)	—	(75,957)	—	(202,750)	—	(228,718)	—
Interest expenses (Notes 16, 30 and 37)	(85,814)	—	(80,237)	—	(252,274)	—	(233,310)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	40,463	—	115,860	—	63,658	—	339,473	—

Total non-operating income and expenses	112,842	—	173,032	—	595,593	1	658,283	—

INCOME BEFORE INCOME TAX	11,489,102	21	11,637,481	21	35,823,567	22	36,557,134	22
INCOME TAX EXPENSE (Notes 3 and 31)	2,203,816	4	2,258,007	4	6,822,893	4	7,097,925	4

NET INCOME	9,285,286	17	9,379,474	17	29,000,674	18	29,459,209	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 28 and 36)	(154,544)	—	110,893	—	86,254	—	547,814	—
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	(763)	—	(13,467)	—	(618)	—	(16,426)	—
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	(1,646)	—	(164)	—	(407)	—	7,488	—

	(156,953)	—	97,262	—	85,229	—	538,876	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended September 30				Nine Months Ended September 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(21,603)	—	$95,388	—	$115,246	—	$102,203	—
Share of other comprehensive income of associates and joint ventures (Note 14)	20,043	—	4,134	—	41,413	—	6,254	—

	(1,560)	—	99,522	—	156,659	—	108,457	—

Total other comprehensive income (loss), net of income tax	(158,513)	—	196,784	—	241,888	—	647,333	—

TOTAL COMPREHENSIVE INCOME	$9,126,773	17	$9,576,258	17	$29,242,562	18	$30,106,542	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,005,006	16	$9,094,604	16	$28,216,292	18	$28,659,133	18
Noncontrolling interests	280,280	1	284,870	1	784,382	—	800,076	—

	$9,285,286	17	$9,379,474	17	$29,000,674	18	$29,459,209	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,843,774	16	$9,296,017	16	$28,423,830	18	$29,311,597	18
Noncontrolling interests	282,999	1	280,241	1	818,732	—	794,945	—

	$9,126,773	17	$9,576,258	17	$29,242,562	18	$30,106,542	18

EARNINGS PER SHARE (Note 32)
Basic	$1.16		$1.17		$3.64		$3.69

Diluted	$1.16		$1.17		$3.63		$3.69

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income

			Retained Earnings					Gain or Loss on Hedging Instruments		Noncontrolling Interests (Notes 13 and 28)
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2023	$77,574,465	$171,300,898	$77,574,465	$3,083,569	$51,868,574	$(111,213)	$(124,762)	$12,891	$381,178,887	$12,599,541	$393,778,428
Appropriation of 2022 earnings
Special reserve	—	—	—	(185,066)	185,066	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,475,514)	—	—	—	(36,475,514)	—	(36,475,514)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(1,091,670)	(1,091,670)
Unclaimed dividend	—	2,217	—	—	—	—	—	—	2,217	—	2,217
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	4,624	—	—	—	—	—	—	4,624	1,588	6,212
Actual acquisition of interests in subsidiaries	—	(4)	—	—	—	—	—	—	(4)	(37)	(41)
Net income for the nine months ended September 30, 2023	—	—	—	—	28,659,133	—	—	—	28,659,133	800,076	29,459,209
Other comprehensive income (loss) for the nine months ended September 30, 2023	—	—	—	—	10,113	108,634	550,143	(16,426)	652,464	(5,131)	647,333

Total comprehensive income (loss) for the nine months ended September 30, 2023	—	—	—	—	28,669,246	108,634	550,143	(16,426)	29,311,597	794,945	30,106,542

Share-based payment transactions of subsidiaries	—	1,590	—	—	—	—	—	—	1,590	21,793	23,383

BALANCE, SEPTEMBER 30, 2023	$77,574,465	$171,309,325	$77,574,465	$2,898,503	$44,247,372	$(2,579)	$425,381	$(3,535)	$374,023,397	$12,326,160	$386,349,557

BALANCE, JANUARY 1, 2024	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088	$12,596,252	$394,904,340
Appropriation of 2023 earnings
Special reserve	—	—	—	(223,084)	223,084	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,909,931)	—	—	—	(36,909,931)	—	(36,909,931)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(898,565)	(898,565)
Payment of unclaimed dividend	—	(123)	—	—	—	—	—	—	(123)	—	(123)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	62,904	—	—	—	—	—	—	62,904	(1,728)	61,176
Actual disposal of interests in subsidiaries	—	224,293	—	—	—	—	—	—	224,293	34,480	258,773
Net income for the nine months ended September 30, 2024	—	—	—	—	28,216,292	—	—	—	28,216,292	784,382	29,000,674
Other comprehensive income (loss) for the nine months ended September 30, 2024	—	—	—	—	353	121,595	86,208	(618)	207,538	34,350	241,888

Total comprehensive income (loss) for the nine months ended September 30, 2024	—	—	—	—	28,216,645	121,595	86,208	(618)	28,423,830	818,732	29,242,562

Share-based payment transactions of subsidiaries	—	(3,926)	—	—	—	—	—	—	(3,926)	33,295	29,369

BALANCE, SEPTEMBER 30, 2024	$77,574,465	$171,572,234	$77,574,465	$2,675,419	$44,148,475	$(46,217)	$606,956	$(662)	$374,105,135	$12,582,466	$386,687,601

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$35,823,567	$36,557,134
Adjustments for:
Depreciation	24,658,206	24,696,640
Amortization	5,021,075	5,027,341
Amortization of incremental costs of obtaining contracts	670,972	641,027
Expected credit loss	75,556	85,147
Interest expense	252,274	233,310
Interest income	(568,319)	(455,069)
Dividend income	(239,908)	(167,112)
Compensation cost of share-based payment transactions	6,782	7,336
Share of profits of associates and joint ventures accounted for using equity method	(63,658)	(339,473)
Loss (gain) on disposal of property, plant and equipment	9,715	(1,462)
Gain on disposal of financial instruments	(1,073)	—
Provision for impairment loss and obsolescence of inventory	63,286	9,295
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	125,526	84,184
Others	14,062	2,929
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(1,207,484)	(1,061,790)
Trade notes and accounts receivable	1,707,701	1,101,500
Receivables from related parties	(103,996)	(36,133)
Inventories	(349,808)	(1,006,676)
Prepayments	(2,864,919)	(3,215,816)
Other current monetary assets	(11,322)	(673,412)
Other current assets	(1,400,386)	(649,625)
Incremental cost of obtaining contracts	(984,900)	(692,695)
Increase (decrease) in:
Contract liabilities	2,228,563	1,102,366
Trade notes and accounts payable	(2,016,221)	(3,251,354)
Payables to related parties	(188,619)	(371,548)
Other payables	(1,625,974)	(2,622,973)
Provisions	(12,617)	355,919
Other current liabilities	275,702	27,628
Net defined benefit plans	(417,951)	(460,722)

Cash generated from operations	58,875,832	54,925,896
Interests paid	(288,396)	(269,784)
Income taxes paid	(8,830,588)	(4,766,829)

Net cash provided by operating activities	49,756,848	49,889,283

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2024	2023
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(312,780)	$(14,820)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	6,431	—
Acquisition of financial assets at fair value through profit or loss	(128,018)	(130,476)
Proceeds from disposal of financial assets at fair value through profit or loss	4,468	—
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	3,446	20,190
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(56,160,759)	(35,425,062)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	61,787,927	27,638,864
Acquisition of investments accounted for using equity method	(400,319)	—
Acquisition of property, plant and equipment	(16,015,567)	(18,878,661)
Proceeds from disposal of property, plant and equipment	10,236	17,598
Acquisition of intangible assets	(137,447)	(115,078)
Acquisition of investment properties	—	(48,283)
Decrease in other noncurrent assets	81,535	21,271
Increase in prepayments for leases	(1,042,629)	(1,388,835)
Interests received	605,270	457,460
Dividends received	570,622	249,223

Net cash used in investing activities	(11,127,584)	(27,596,609)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	720,000	2,489,800
Repayments of short-term loans	(875,000)	(2,391,800)
Increase (decrease) in customers’ deposits	(205,489)	24,075
Payments for the principal of lease liabilities	(2,923,928)	(2,937,622)
Decrease in other noncurrent liabilities	(472,413)	(125,085)
Cash dividends paid	(36,909,931)	(36,475,514)
Acquisition of additional interests in subsidiaries	—	(41)
Partial disposal of interests in subsidiaries without a loss of control	258,773	—
Cash dividends distributed to noncontrolling interests	(887,217)	(1,085,534)
Change in other noncontrolling interests	22,587	16,047
Unclaimed dividend (payment of unclaimed dividend)	(123)	2,217

Net cash used in financing activities	(41,272,741)	(40,483,457)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2024	2023
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$34,445	$3,547

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,609,032)	(18,187,236)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	33,823,884	50,192,604

CASH AND CASH EQUIVALENTS, END OF PERIOD	$31,214,852	$32,005,368

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on November 8, 2024.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023. Please refer to the consolidated financial statements for the year ended December 31, 2023 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2024	December 31, 2023	September 30, 2023	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	37	37	c.
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	70	75	75	d.
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2024	December 31, 2023	September 30, 2023	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	63	69	69	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	50	51	51	f.
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	—	—	g.
	Chunghwa Telecom Europe GmbH (“CHTEU”)	International private leased circuit, internet services, transit services and ICT services	100	—	—	h.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	—	—	—	i.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	—	—	100	j.
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	—	—	—	k.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	l.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	m.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2024	December 31, 2023	September 30, 2023	Note
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	—	—	—	n.
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	—	—	—	o.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100	100	p.
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	—	—	—	q.

(Concluded)

a.	Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.	CHIEF issued new shares in December 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.63% as of December 31, 2023.

c.	Chunghwa continues to control more than half of seats of the Board of Directors of CHST. As a result, the Company treated CHST as a subsidiary.

d.

CLPT issued new shares in May 2023 and July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56%, 74.56% and 69.87% as of September 30, 2023, December 31, 2023 and September 30, 2024, respectively.

e.

CHTSC issued new shares in February 2023, May 2023, January 2024 and March 2024 as its employees exercised options. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 69.28%, 69.28% and 63.49% as of September 30, 2023, December 31, 2023 and September 30, 2024, respectively.

f.

Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% as of September 30, 2024. Chunghwa continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

g.	Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.

h.	Chunghwa invested and established CHTEU in July 2024. Chunghwa obtained 100% ownership interest of CHTEU.

i.	SIS completed its liquidation in September 2023.

j.	Youyi completed its liquidation in November 2023.

k.

In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. SENYOUNG was the surviving company. The merger was completed on May 1, 2023.

l.

CHIEF has more than half of seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

m.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

n.	SIHK completed its liquidation in July 2023.

o.	IESA completed its liquidation in September 2023.

p.	IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased to 100%.

q.	IEHK completed its liquidation in June 2023.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of September 30, 2024.

Other Material Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

For the material accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2023.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

b.	The IFRSs endorsed by the FSC for application starting from 2025

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s consolidated financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 9 and IFRS 7	Amendments to the classification and measurement of financial Instruments	January 1, 2026
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without public accountability: disclosures	January 1, 2027
Amendments to IFRS Accounting Standards	Annual Improvements—Volume 11	January 1, 2026

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2024	December 31, 2023	September 30, 2023
Cash
Cash on hand	$446,732	$403,536	$430,338
Bank deposits	11,606,077	9,522,341	12,500,845

	12,052,809	9,925,877	12,931,183

Cash equivalents (with maturities of less than three months)
Commercial papers	12,162,589	14,496,056	15,748,327
Negotiable certificates of deposit	4,100,000	5,900,000	—
Time deposits	2,896,506	3,501,671	3,324,729
Stimulus vouchers	2,948	280	1,129

	19,162,043	23,898,007	19,074,185

	$31,214,852	$33,823,884	$32,005,368

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Bank deposits	0.00%~2.75%	0.00%~3.10%	0.00%~3.10%
Commercial papers	0.95%~1.54%	0.72%~1.33%	0.70%~1.30%
Negotiable certificates of deposit	1.50%~1.51%	1.38%	—
Time deposits	0.01%~5.56%	0.01%~5.50%	0.01%~5.40%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2024	December 31, 2023	September 30, 2023
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$65	$483	$—
Non-derivatives
Listed stocks - domestic	452	421	411

	$517	$904	$411

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$617,728	$703,537	$715,528
Non-listed stocks - foreign	67,891	88,827	83,439
Limited partnership - domestic	308,063	219,032	225,123
Other investing agreements	39,137	24,305	28,242

	$1,032,819	$1,035,701	$1,052,332

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,080	$—	$2,485

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of September 30, 2024, Chunghwa invested $300,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency		Maturity Period	Contract Amount (In Thousands)
September 30, 2024
Forward exchange contracts—buy	NT$	/EUR	December 2024	NT$70,581/EUR2,000
Forward exchange contracts—buy	NT$	/USD	October 2024	NT$71,940/USD2,245
December 31, 2023
Forward exchange contracts—buy	NT$	/EUR	March 2024	NT$144,936/EUR4,300
September 30, 2023
Forward exchange contracts—buy	NT$	/EUR	December 2023	NT$238,665/EUR7,000

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME—NONCURRENT

	September 30, 2024	December 31, 2023	September 30, 2023
Domestic investments
Listed stocks	$208,063	$243,649	$244,762
Non-listed stocks	3,910,698	3,733,782	3,642,147
Foreign investments
Non-listed stocks	689,511	434,912	167,106

	$4,808,272	$4,412,343	$4,054,015

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2024	December 31, 2023	September 30, 2023
Trade notes and accounts receivable	$24,160,818	$25,943,635	$24,645,268
Less: Loss allowance	(1,075,016)	(1,101,640)	(1,130,306)

	$23,085,802	$24,841,995	$23,514,962

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

September 30, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~5%	1%~20%	3%~65%	12%~82%	23%~91%	31%~96%	100%
Gross carrying amount	$16,583,773	$361,091	$211,070	$84,972	$54,171	$33,543	$576,460	$17,905,080
Loss allowance (lifetime ECL)	(50,791)	(22,817)	(29,922)	(26,503)	(30,430)	(21,856)	(576,460)	(758,779)

Amortized cost	$16,532,982	$338,274	$181,148	$58,469	$23,741	$11,687	$—	$17,146,301

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,751,123	$149,094	$30,165	$19,931	$6,767	$298	$262,906	$3,220,284
Loss allowance (lifetime ECL)	(2,722)	(7,455)	(3,016)	(7,751)	(3,383)	(239)	(262,906)	(287,472)

Amortized cost	$2,748,401	$141,639	$27,149	$12,180	$3,384	$59	$—	$2,932,812

December 31, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	12%~82%	23%~91%	40%~96%	100%
Gross carrying amount	$17,065,909	$346,172	$135,390	$69,909	$47,730	$48,827	$577,604	$18,291,541
Loss allowance (lifetime ECL)	(49,828)	(21,667)	(28,978)	(29,154)	(35,221)	(21,848)	(577,604)	(764,300)

Amortized cost	$17,016,081	$324,505	$106,412	$40,755	$12,509	$26,979	$—	$17,527,241

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,868,984	$101,408	$11,954	$17,535	$1,353	$613	$287,368	$4,289,215
Loss allowance (lifetime ECL)	(2,812)	(16,671)	(1,195)	(5,261)	(676)	(490)	(287,368)	(314,473)

Amortized cost	$3,866,172	$84,737	$10,759	$12,274	$677	$123	$—	$3,974,742

September 30, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	10%~81%	18%~90%	34%~96%	100%
Gross carrying amount	$17,024,142	$795,647	$189,245	$62,995	$44,288	$20,103	$620,426	$18,756,846
Loss allowance (lifetime ECL)	(47,891)	(33,790)	(29,579)	(26,285)	(31,439)	(18,677)	(620,426)	(808,087)

Amortized cost	$16,976,251	$761,857	$159,666	$36,710	$12,849	$1,426	$—	$17,948,759

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,247,394	$46,676	$6,628	$875	$396	$—	$289,560	$2,591,529
Loss allowance (lifetime ECL)	(2,075)	(2,334)	(679)	(316)	(198)	—	(289,560)	(295,162)

Amortized cost	$2,245,319	$44,342	$5,949	$559	$198	$—	$—	$2,296,367

Note a:	Please refer to Note 43 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Nine Months Ended September 30
	2024	2023
Beginning balance	$1,101,640	$1,365,222
Add: Provision for credit loss	76,101	81,721
Less: Amounts written off	(102,725)	(316,637)

Ending balance	$1,075,016	$1,130,306

10.	INVENTORIES

	September 30, 2024	December 31, 2023	September 30, 2023
Merchandise	$3,992,057	$4,340,001	$4,389,627
Project in process	5,328,106	4,771,313	5,553,306
Work in process	152,083	73,622	78,856
Raw materials	192,899	221,314	227,573

	9,665,145	9,406,250	10,249,362
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	143,409	115,782	115,692

	$11,807,287	$11,520,765	$12,363,787

The operating costs related to inventories were $11,893,571 thousand (including the valuation loss on inventories of $27,565 thousand) and $35,100,378 thousand (including the valuation loss on inventories of $63,286 thousand) for the three months and nine months ended September 30, 2024, respectively. The operating costs related to inventories were $11,382,986 thousand (including the valuation loss on inventories of $18,462 thousand) and $35,578,514 thousand (including the valuation loss on inventories of $9,295 thousand) for the three months and nine months ended September 30, 2023, respectively.

As of September 30, 2024, December 31, 2023 and September 30, 2023, inventories of $2,142,142 thousand, $2,114,515 thousand and $2,114,425 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

Construction in progress also included the Datong S. Sec., Sanchong Dist., New Taipei City project. The Board of Directors of Chunghwa resolved to sign a joint construction with separate sale and partition contract with LED in August 2021. Chunghwa classified the land of the project as investment properties.

Regarding the aforementioned two projects, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Notes 29 and 39 for details.

11.	PREPAYMENTS

	September 30, 2024	December 31, 2023	September 30, 2023
Prepayments for leases—satellite (Note 39)	$2,771,747	$1,729,118	$1,388,835
Prepaid salary and bonus	2,479,090	4,736	2,377,054
Prepaid rents	1,839,597	2,143,336	2,294,405
Others	2,987,168	2,292,864	2,671,242

	$10,077,602	$6,170,054	$8,731,536

Current
Prepaid salary and bonus	$2,479,090	$4,736	$2,377,054
Prepaid rents	522,180	580,930	554,472
Others	2,932,189	2,253,805	2,624,474

	$5,933,459	$2,839,471	$5,556,000

Noncurrent
Prepayments for leases—satellite (Note 39)	$2,771,747	$1,729,118	$1,388,835
Prepaid rents	1,317,417	1,562,406	1,739,933
Others	54,979	39,059	46,768

	$4,144,143	$3,330,583	$3,175,536

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	September 30, 2024	December 31, 2023	September 30, 2023
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$12,998,224	$18,572,579	$9,737,879
Accrued custodial receipts	788,742	893,629	1,000,269
Others	905,788	885,842	1,588,354

	$14,692,754	$20,352,050	$12,326,502

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~5.10%	0.03%~5.54%	0.03%~4.87%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2024	December 31, 2023	September 30, 2023
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
SENAO	$79,344	$152,399	$243,988	$414,950

CHPT	$62,092	$(401)	$99,347	$(11,806)

	Accumulated Noncontrolling Interests
	September 30, 2024	December 31, 2023	September 30, 2023
SENAO	$4,569,015	$4,666,876	$4,589,473
CHPT	5,090,657	4,995,300	4,999,693
Individually immaterial subsidiaries with noncontrolling interests	2,922,794	2,934,076	2,736,994

	$12,582,466	$12,596,252	$12,326,160

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2024	December 31, 2023	September 30, 2023
Current assets	$7,391,993	$6,539,760	$7,779,068
Noncurrent assets	3,307,773	3,293,533	3,361,522
Current liabilities	(3,936,661)	(2,949,548)	(4,319,623)
Noncurrent liabilities	(474,930)	(458,543)	(503,930)

Equity	$6,288,175	$6,425,202	$6,317,037

Equity attributable to the parent	$1,719,160	$1,758,326	$1,727,564
Equity attributable to noncontrolling interests	4,569,015	4,666,876	4,589,473

	$6,288,175	$6,425,202	$6,317,037

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Revenues and income	$7,866,235	$7,763,191	$23,491,166	$23,248,821
Costs and expenses	7,755,659	7,550,703	23,152,033	22,670,569

Profit for the period	$110,576	$212,488	$339,133	$578,252

Profit attributable to the parent	$31,232	$60,089	$95,145	$163,302
Profit attributable to noncontrolling interests	79,344	152,399	243,988	414,950

Profit for the period	$110,576	$212,488	$339,133	$578,252

Other comprehensive income (loss) attributable to the parent	$3,185	$(4,167)	$11,369	$(3,767)
Other comprehensive income (loss) attributable to noncontrolling interests	8,119	(10,621)	28,976	(9,602)

Other comprehensive income (loss) for the period	$11,304	$(14,788)	$40,345	$(13,369)

Total comprehensive income attributable to the parent	$34,417	$55,922	$106,514	$159,535
Total comprehensive income attributable to noncontrolling interests	87,463	141,778	272,964	405,348

Total comprehensive income for the period	$121,880	$197,700	$379,478	$564,883

	Nine Months Ended September 30
	2024	2023
Net cash flow from operating activities	$1,016,024	$1,460,396
Net cash flow from investing activities	(36,539)	(39,220)
Net cash flow from financing activities	(742,936)	(797,885)
Effect of exchange rate changes on cash and cash equivalents	50	69

Net cash inflow	$236,599	$623,360

Dividends paid to noncontrolling interests	$370,957	$408,053

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2024	December 31, 2023	September 30, 2023
Current assets	$4,166,549	$3,773,213	$3,716,185
Noncurrent assets	4,249,868	4,499,182	4,534,314
Current liabilities	(663,537)	(675,326)	(654,810)
Noncurrent liabilities	(21,804)	(23,546)	(19,782)

Equity	$7,731,076	$7,573,523	$7,575,907

Equity attributable to CHI	$2,640,419	$2,578,223	$2,576,214
Equity attributable to noncontrolling interests	5,090,657	4,995,300	4,999,693

	$7,731,076	$7,573,523	$7,575,907

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Revenues and income	$905,402	$713,181	$2,355,499	$2,174,777
Costs and expenses	806,771	709,848	2,191,877	2,181,399

Profit (loss) for the period	$98,631	$3,333	$163,622	$(6,622)

Profit attributable to CHI	$36,539	$3,734	$64,275	$5,184
Profit (loss) attributable to noncontrolling interests	62,092	(401)	99,347	(11,806)

Profit (loss) for the period	$98,631	$3,333	$163,622	$(6,622)

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Other comprehensive income (loss) attributable to CHI	$(1,268)	$3,865	$3,536	$2,911
Other comprehensive income (loss) attributable to noncontrolling interests	(2,434)	7,420	6,789	5,588

Other comprehensive income (loss) for the period	$(3,702)	$11,285	$10,325	$8,499

Total comprehensive income attributable to CHI	$35,271	$7,599	$67,811	$8,095
Total comprehensive income (loss) attributable to noncontrolling interests	59,658	7,019	106,136	(6,218)

Total comprehensive income for the period	$94,929	$14,618	$173,947	$1,877

				(Concluded	)

	Nine Months Ended September 30
	2024	2023
Net cash flow from operating activities	$316,055	$65,252
Net cash flow from investing activities	(64,659)	(213,340)
Net cash flow from financing activities	(36,529)	(401,873)
Effect of exchange rate changes on cash and cash equivalents	11,777	10,454

Net cash inflow (outflow)	$226,644	$(539,507)

Dividends paid to noncontrolling interests	$10,780	$253,320

b.	Equity transactions with noncontrolling interests

IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased. Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased.

CHTSC issued new shares in February 2023, May 2023, January 2024 and March 2024 as its employees exercised options. See Note 33(b) for details. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased.

CLPT issued new shares in May 2023 and July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 33(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the nine months ended September 30, 2024 and 2023 was as follows:

	Nine Months Ended September 30, 2024
	CHTSC Share-Based Payment	CLPT Share-Based Payment	Disposal of CHTSC Shares	Disposal of IISI Shares
Cash consideration received from noncontrolling interests (Note)	$13,245	$9,342	$206,618	$52,155
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(13,650)	(12,863)	(19,150)	(15,330)

Differences arising from equity transactions	$(405)	$(3,521)	$187,468	$36,825

Line items for equity transaction adjustments
Additional paid-in capital—arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$187,076	$36,811

Additional paid-in capital—arising from changes in equities of subsidiaries	$(405)	$(3,521)	$392	$14

	Nine Months Ended September 30, 2023
	CHTSC Share-Based Payment	CLPT Share-Based Payment	Purchasing UTC Shares
Cash consideration received from (paid to) noncontrolling interests (Note)	$15,173	$874	$(41)
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(13,507)	(950)	37

Differences arising from equity transactions	$1,666	$(76)	$(4)

			(Continued )

	Nine Months Ended September 30, 2023
	CHTSC Share-Based Payment	CLPT Share-Based Payment	Purchasing UTC Shares
Line items for equity transaction adjustments
Additional paid-in capital—arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$(4)

Additional paid-in capital—arising from changes in equities of subsidiaries	$1,666	$(76)	$—

			(Concluded	)

Note: The proceeds from the new shares issued in January 2024 and February 2023 by CHTSC have been received in advance in December 2023 and December 2022, respectively.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2024	December 31, 2023	September 30, 2023
Investments in associates	$8,735,947	$8,440,736	$7,209,372
Investment in joint venture	9,326	9,463	9,543

	$8,745,273	$8,450,199	$7,218,915

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2024	December 31, 2023	September 30, 2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$4,028,346	$4,293,338	$2,887,724

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,583,693	1,564,311	1,561,134
KingwayTek Technology Co., Ltd. (“KWT”)	267,887	266,407	263,737
			(Continued	)

	Carrying Amount
	September 30, 2024	December 31, 2023	September 30, 2023
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	$547,601	$542,178	$535,735
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	423,874	285,430	380,970
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	297,362	312,800	398,753
Taiwania Hive Technology Fund L.P. (“TWTF”)	281,855	—	—
WiAdvance Technology Corporation (“WATC”)	281,579	212,101	215,414
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	253,519	257,657	260,978
So-net Entertainment Taiwan Limited (“So-net”)	200,625	225,697	233,296
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	157,526	163,999	172,696
Taiwan International Ports Logistics Corporation (“TIPL”)	122,309	121,948	112,570
Porrima Inc. (“PORRIMA”)	78,715	—	—
Imedtac Co., Ltd. (“IME”)	58,479	46,880	36,216
CHT Infinity Singapore Pte. Ltd. (“CISG”)	57,084	56,764	60,231
Click Force Co., Ltd. (“CF”)	52,133	42,637	40,458
AgriTalk Technology Inc. (“ATT”)	27,244	30,798	31,523
Baohwa Trust Co., Ltd. (“BHT”)	10,862	10,317	10,710
Cornerstone Ventures Co., Ltd. (“CVC”)	5,254	7,474	7,227

	4,707,601	4,147,398	4,321,648

	$8,735,947	$8,440,736	$7,209,372

			(Concluded	)

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	September 30, 2024	December 31, 2023	September 30, 2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46	42
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	34	34
			(Continued	)

	% of Ownership Interests and Voting Rights
	September 30, 2024	December 31, 2023	September 30, 2023
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Taiwania Hive Technology Fund L.P. (“TWTF”)	42	—	—
WiAdvance Technology Corporation (“WATC”)	16	19	20
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Porrima Inc. (“PORRIMA”)	10	—	—
Imedtac Co., Ltd. (“IME”)	10	7	7
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40	40
Click Force Co., Ltd. (“CF”)	49	49	49
AgriTalk Technology Inc. (“ATT”)	29	29	29
Baohwa Trust Co., Ltd. (“BHT”)	25	25	25
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
			(Concluded	)

Summarized financial information of NCB was set out below:

	September 30, 2024	December 31, 2023	September 30, 2023
Assets	$41,603,098	$37,431,036	$33,982,642
Liabilities	(32,838,872)	(28,083,960)	(27,016,961)

Equity	$8,764,226	$9,347,076	$6,965,681

The percentage of ownership interest held by the Company	46.26%	46.26%	41.90%
Equity attributable to the Company	$4,054,331	$4,323,958	$2,918,620
Unrealized gain or loss from downstream transactions	(25,985)	(30,620)	(30,896)

The carrying amount of investment	$4,028,346	$4,293,338	$2,887,724

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Net revenues	$54,042	$29,381	$195,958	$21,270

Net loss for the period	$(204,538)	$(234,830)	$(582,667)	$(695,197)
Other comprehensive income (loss)	18,445	140	(183)	2,551

Total comprehensive loss for the period	$(186,093)	$(234,690)	$(582,850)	$(692,646)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
The Company’s share of profits	$133,579	$212,754	$328,702	$626,260
The Company’s share of other comprehensive income	9,865	3,911	41,091	12,673

The Company’s share of total comprehensive income	$143,444	$216,665	$369,793	$638,933

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
SNI	$2,743,830	$4,061,863	$4,335,417

KWT	$873,851	$987,520	$1,001,396

Chunghwa’s Board of Directors approved an investment in TWTF at the amount of USD 30,000 thousand in February 2024. The Company initially invested $288,405 thousand (USD 9,000 thousand) in August 2024 and obtained 41.75% ownership interest in TWTF. TWTF mainly engages in investment.

The Company participated in the capital increase of PORRIMA at the price of $80,000 thousand in May 2024 and obtained 10.00% ownership interest. PORRIMA mainly engages in designing and selling zero-emission ships. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company increased its investment in IME in proportion to the original shareholder percentage in December 2023 and increased its investment in IME in higher proportion to the original shareholder percentage at the price of $31,914 thousand in April 2024. Therefore, the Company’s ownership interest in IME increased to 10.00% as of September 30, 2024. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in April 2023, September 2023, December 2023, March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 19.54%, 19.22% and 16.24% as of September 30, 2023, December 31, 2023, and September 30, 2024, respectively. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company’s ownership interest in NCB was originally 41.90%. NCB reduced 26.43% of its capital to offset accumulated deficits and increased its capital in December 2023. The Company increased its investment in NCB in higher proportion to the original shareholder percentage. Therefore, the Company’s ownership interest in NCB increased to 46.26% as of December 31, 2023. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company did not participate in the capital increase of BHT in September 2023. Therefore, the Company’s ownership interest in BHT decreased to 25.00%.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC, the Company has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	September 30, 2024	December 31, 2023	September 30, 2023	September 30, 2024	December 31, 2023	September 30, 2023
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,326	$9,463	$9,543	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
The Company’s share of loss	$(41)	$(44)	$(137)	$(134)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(41)	$(44)	$(137)	$(134)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2024	December 31, 2023	September 30, 2023
Assets used by the Company	$276,930,430	$285,084,900	$280,630,726
Assets subject to operating leases	6,152,842	7,252,842	6,576,796

	$283,083,272	$292,337,742	$287,207,522

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2023	$103,663,528	$1,675,255	$72,529,774	$11,088,877	$720,068,323	$3,971,039	$11,467,527	$14,427,497	$938,891,820
Additions	98,577	—	23,022	79,627	73,310	2,848	140,109	17,181,507	17,599,000
Disposal	(1,672)	—	—	(804,037)	(17,349,675)	(90,298)	(273,799)	—	(18,519,481)
Effect of foreign exchange differences	—	—	—	31	104,254	43	4,731	9,590	118,649
Others	(734,134)	18,229	75,522	301,334	17,602,834	17,699	567,101	(18,522,819)	(674,234)

Balance on September 30, 2023	$103,026,299	$1,693,484	$72,628,318	$10,665,832	$720,499,046	$3,901,331	$11,905,669	$13,095,775	$937,415,754

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474,085)	$(32,263,200)	$(9,553,580)	$(597,957,285)	$(3,672,728)	$(8,642,023)	$—	$(653,562,901)
Depreciation expenses	—	(25,513)	(1,094,215)	(511,935)	(19,283,431)	(66,801)	(595,645)	—	(21,577,540)
Disposal	—	—	—	803,617	17,340,152	90,206	269,370	—	18,503,345
Effect of foreign exchange differences	—	—	—	(31)	(61,466)	8	(1,858)	—	(63,347)
Others	—	—	(29,600)	(17,512)	(44,027)	(387)	6,941	—	(84,585)

Balance on September 30, 2023	$—	$(1,499,598)	$(33,387,015)	$(9,279,441)	$(600,006,057)	$(3,649,702)	$(8,963,215)	$—	$(656,785,028)

Balance on January 1, 2023, net	$103,663,528	$201,170	$40,266,574	$1,535,297	$122,111,038	$298,311	$2,825,504	$14,427,497	$285,328,919

Balance on September 30, 2023, net	$103,026,299	$193,886	$39,241,303	$1,386,391	$120,492,989	$251,629	$2,942,454	$13,095,775	$280,630,726

Cost
Balance on January 1, 2024	$102,885,454	$1,709,236	$71,754,783	$11,044,831	$721,434,979	$4,049,661	$12,091,029	$15,937,187	$940,907,160
Additions	—	—	17,018	24,045	79,698	2,939	75,026	13,916,345	14,115,071
Disposal	(222)	—	(6,375)	(884,712)	(20,502,761)	(103,467)	(335,048)	—	(21,832,585)
Effect of foreign exchange differences	—	—	—	56	83,036	230	6,268	7,293	96,883
Others	(700,841)	11,066	75,487	387,805	13,133,152	86,405	661,836	(14,585,537)	(930,627)

Balance on September 30, 2024	$102,184,391	$1,720,302	$71,840,913	$10,572,025	$714,228,104	$4,035,768	$12,499,111	$15,275,288	$932,355,902

									(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(33,283,812)	$(9,221,060)	$(599,131,991)	$(3,654,724)	$(9,022,741)	$—	$(655,822,260)
Depreciation expenses	—	(25,701)	(1,082,713)	(563,249)	(19,070,430)	(93,338)	(617,266)	—	(21,452,697)
Disposal	—	—	6,375	884,234	20,497,943	102,922	321,160	—	21,812,634
Effect of foreign exchange differences	—	—	—	(51)	(48,985)	(275)	(3,768)	—	(53,079)
Others	—	—	209,139	(298)	(9,807)	(383)	(108,721)	—	89,930

Balance on September 30, 2024	$—	$(1,533,633)	$(34,151,011)	$(8,900,424)	$(597,763,270)	$(3,645,798)	$(9,431,336)	$—	$(655,425,472)

Balance on January 1, 2024, net	$102,885,454	$201,304	$38,470,971	$1,823,771	$122,302,988	$394,937	$3,068,288	$15,937,187	$285,084,900

Balance on September 30, 2024, net	$102,184,391	$186,669	$37,689,902	$1,671,601	$116,464,834	$389,970	$3,067,775	$15,275,288	$276,930,430

									(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the nine months ended September 30, 2024 and 2023.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2023	$4,376,196	$3,185,097	$7,561,293
Additions	—	3,979	3,979
Others	407,478	(74,287)	333,191

Balance on September 30, 2023	$4,783,674	$3,114,789	$7,898,463

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362,302)	$(1,362,302)
Depreciation expenses	—	(40,201)	(40,201)
Others	—	80,836	80,836

Balance on September 30, 2023	$—	$(1,321,667)	$(1,321,667)

Balance on January 1, 2023, net	$4,376,196	$1,822,795	$6,198,991

Balance on September 30, 2023, net	$4,783,674	$1,793,122	$6,576,796

			(Continued )

	Land	Buildings	Total
Cost
Balance on January 1, 2024	$4,924,387	$4,131,031	$9,055,418
Additions	—	138	138
Others	(1,128,922)	150,389	(978,533)

Balance on September 30, 2024	$3,795,465	$4,281,558	$8,077,023

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802,576)	$(1,802,576)
Depreciation expenses	—	(56,432)	(56,432)
Others	—	(65,173)	(65,173)

Balance on September 30, 2024	$—	$(1,924,181)	$(1,924,181)

Balance on January 1, 2024, net	$4,924,387	$2,328,455	$7,252,842

Balance on September 30, 2024, net	$3,795,465	$2,357,377	$6,152,842

			(Concluded )

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Year 1	$320,905	$381,357	$380,291
Year 2	216,091	278,903	273,068
Year 3	129,951	221,059	209,739
Year 4	94,032	175,747	175,873
Year 5	66,857	146,035	147,253
Onwards	173,110	1,025,127	1,044,067

	$1,000,946	$2,228,228	$2,230,291

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	September 30, 2024	December 31, 2023	September 30, 2023
Land and buildings
Handsets base stations	$7,668,373	$7,576,685	$7,479,532
Others	1,665,320	1,754,335	1,726,000
Equipment	1,668,138	1,906,794	1,981,126

	$11,001,831	$11,237,814	$11,186,658

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Additions to right-of-use assets			$3,068,649	$3,297,072

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$756,725	$738,223	$2,249,304	$2,195,165
Others	204,090	193,942	602,871	591,635
Equipment	87,755	86,811	263,371	258,906

	$1,048,570	$1,018,976	$3,115,546	$3,045,706

The Company did not have significant sublease or impairment of right-of-use assets for the nine months ended September 30, 2024 and 2023.

b.	Lease liabilities

	September 30, 2024	December 31, 2023	September 30, 2023
Lease liabilities
Current	$3,539,219	$3,504,990	$3,455,460
Noncurrent	7,456,843	7,470,191	7,417,147

	$10,996,062	$10,975,181	$10,872,607

Ranges of discount rates for lease liabilities were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Land and buildings
Handsets base stations	0.37%~1.98%	0.37%~1.84%	0.37%~1.84%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~3.50%	0.37%~3.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 for details.

d.	Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Expenses relating to low-value asset leases	$2,846	$2,047	$7,235	$6,514

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,653	$1,931	$4,719	$5,171

Total cash outflow for leases			$3,030,014	$3,025,344

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2023	$10,780,029
Additions	48,283
Reclassification	327,724

Balance on September 30, 2023	$11,156,036

	(Continued	)

Accumulated depreciation and impairment
Balance on January 1, 2023	$(976,168)
Depreciation expense	(33,193)

Balance on September 30, 2023	$(1,009,361)

Balance on January 1, 2023, net	$9,803,861

Balance on September 30, 2023, net	$10,146,675

Cost
Balance on January 1, 2024	$11,161,834
Reclassification	1,894,977

Balance on September 30, 2024	$13,056,811

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(33,531)
Reclassification	(24,663)

Balance on September 30, 2024	$(1,414,565)

Balance on January 1, 2024, net	$9,805,463

Balance on September 30, 2024, net	$11,642,246

(Concluded )

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2023 and 2022 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of September 30, 2024 and 2023 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Fair value	$35,492,590	$24,236,751	$25,033,169

Overall capital interest rate	1.43%~5.51%	1.43%~5.51%	1.31%~4.91%
Profit margin ratio	10%~20%	10%~20%	8%~20%
Discount rate	—	—	—
Capitalization rate	0.23%~2.28%	0.23%~2.28%	0.23%~2.16%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Year 1	$273,976	$168,384	$165,412
Year 2	246,991	156,821	160,817
Year 3	215,571	134,231	138,828
Year 4	184,618	104,567	110,867
Year 5	179,463	82,732	84,328
Onwards	1,229,287	435,202	455,576

	$2,329,906	$1,081,937	$1,115,828

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2023	$109,963,431	$2,797,835	$291,206	$421,813	$113,474,285
Additions-acquired separately	—	110,872	—	4,206	115,078
Disposal	—	(149,411)	—	(5,964)	(155,375)
Effect of foreign exchange differences	—	(42)	—	(7)	(49)
Others	—	2,318	—	—	2,318

Balance on September 30, 2023	$109,963,431	$2,761,572	$291,206	$420,048	$113,436,257

Accumulated amortization and impairment
Balance on January 1, 2023	$(31,812,278)	$(2,176,234)	$(73,624)	$(225,062)	$(34,287,198)
Amortization expenses	(4,792,604)	(209,195)	—	(25,542)	(5,027,341)
Disposal	—	149,411	—	5,964	155,375
Effect of foreign exchange differences	—	71	—	4	75
Others	—	(508)	—	—	(508)

Balance on September 30, 2023	$(36,604,882)	$(2,236,455)	$(73,624)	$(244,636)	$(39,159,597)

Balance on January 1, 2023, net	$78,151,153	$621,601	$217,582	$196,751	$79,187,087

Balance on September 30, 2023, net	$73,358,549	$525,117	$217,582	$175,412	$74,276,660

Cost
Balance on January 1, 2024	$109,963,431	$2,532,249	$291,206	$421,835	$113,208,721
Additions-acquired separately	—	133,672	—	3,775	137,447
Disposal	—	(202,904)	—	(7,440)	(210,344)
Effect of foreign exchange differences	—	107	—	54	161
Others	—	14,255	—	—	14,255

Balance on September 30, 2024	$109,963,431	$2,477,379	$291,206	$418,224	$113,150,240

Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,954,096)	$(73,624)	$(252,040)	$(40,482,176)
Amortization expenses	(4,792,604)	(205,789)	—	(22,682)	(5,021,075)
Disposal	—	202,904	—	7,440	210,344
Effect of foreign exchange differences	—	(56)	—	(33)	(89)
Others	—	364	—	—	364

Balance on September 30, 2024	$(42,995,020)	$(1,956,673)	$(73,624)	$(267,315)	$(45,292,632)

Balance on January 1, 2024, net	$71,761,015	$578,153	$217,582	$169,795	$72,726,545

Balance on September 30, 2024, net	$66,968,411	$520,706	$217,582	$150,909	$67,857,608

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	September 30, 2024	December 31, 2023	September 30, 2023
Spare parts	$2,955,635	$2,232,800	$3,742,173
Refundable deposits	2,002,643	1,994,503	1,925,987
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,808,845	2,223,648	2,223,771

	$8,767,123	$7,450,951	$8,891,931

Current
Spare parts	$2,955,635	$2,232,800	$3,742,173
Others	1,267,010	589,459	462,875

	$4,222,645	$2,822,259	$4,205,048

Noncurrent
Refundable deposits	$2,002,643	$1,994,503	$1,925,987
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,541,835	1,634,189	1,760,896

	$4,544,478	$4,628,692	$4,686,883

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

September 30, 2024

Hedging Instruments			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 141,607 / EUR 4,000	December 2024	$35.40	Hedging financial assets (liabilities)	$—	$662	$(618)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$618	$(662)	$—

December 31, 2023

Hedging Instruments		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 23,717 /EUR 700	March 2024	$33.88	Hedging financial assets (liabilities)	$—	$44	$(12,935)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$12,935	$(44)	$—

September 30, 2023

Hedging Instruments			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 273,456 / EUR 8,000	December 2023	$34.18	Hedging financial assets (liabilities)	$—	$3,535	$(16,426)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$16,426	$(3,535)	$—

Nine months ended September 30, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(618)	$—	—	$4,591 Construction in progress and equipment to be accepted	$	— Other gains and losses

Nine months ended September 30, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(16,426)	$—	—	$35,437 Construction in progress and equipment to be accepted	$	— Other gains and losses

21.	SHORT-TERM LOANS

	September 30, 2024	December 31, 2023	September 30, 2023
Unsecured bank loans	$430,000	$585,000	$820,000

The annual interest rates of bank loans were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Unsecured bank loans	1.82%~3.49%	2.16%~3.36%	1.76%~3.36%

22.	LONG-TERM LOANS

	September 30, 2024	December 31, 2023	September 30, 2023
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	—	(1,600,000)	(1,600,000)

	$1,600,000	$—	$—

The annual interest rates of bank loans were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Secured bank loans	2.06%	1.87%	1.91%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2024, and the due date of the renewed contract is September 2027.

23.	BONDS PAYABLE

	September 30, 2024	December 31, 2023	September 30, 2023
Unsecured domestic bonds	$30,500,000	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(13,133)	(17,234)	(18,565)

	30,486,867	30,482,766	30,481,435
Less: Current portion	(8,798,425)	—	—

	$21,688,442	$30,482,766	$30,481,435

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500,000	0.69%	The same as above

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2024	December 31, 2023	September 30, 2023
Trade notes and accounts payable	$12,379,605	$14,395,740	$13,177,439

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	September 30, 2024	December 31, 2023	September 30, 2023
Accrued salary and compensation	$8,269,073	$10,441,118	$8,008,614
Accrued compensation to employees and remuneration to directors and supervisors	1,946,960	2,107,392	1,749,740
Amounts collected for others	1,620,636	1,543,596	1,588,921
Payables to contractors	1,284,815	1,990,007	1,402,876
Accrued maintenance costs	1,104,841	1,316,233	1,064,133
Payables to equipment suppliers	215,647	1,311,426	1,127,154
Others	7,251,171	6,547,154	6,208,959

	$21,693,143	$25,256,926	$21,150,397

26.	PROVISIONS

	September 30, 2024	December 31, 2023	September 30, 2023
Employee benefits	$409,081	$387,082	$381,034
Warranties	230,178	237,873	229,339
Onerous contracts	167,830	194,651	191,531
Others	2,967	3,067	3,067

	$810,056	$822,673	$804,971

(Continued)

	September 30, 2024	December 31, 2023	September 30, 2023
Current	$308,999	$337,406	$324,368
Noncurrent	501,057	485,267	480,603

	$810,056	$822,673	$804,971

(Concluded)

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
Balance on January 1, 2023	$64,776	$235,308	$95,201	$3,767	$399,052
Additional / (reversal of) provisions recognized	317,224	53,868	46,330	(700)	416,722
Used / forfeited during the period	(966)	(59,844)	—	—	(60,810)
Reclassification	—	—	50,000	—	50,000
Effect of foreign exchange differences	—	7	—	—	7

Balance on September 30, 2023	$381,034	$229,339	$191,531	$3,067	$804,971

Balance on January 1, 2024	$387,082	$237,873	$194,651	$3,067	$822,673
Additional / (reversal of) provisions recognized	27,394	41,260	(26,821)	(100)	41,733
Used / forfeited during the period	(5,395)	(49,012)	—	—	(54,407)
Effect of foreign exchange differences	—	57	—	—	57

Balance on September 30, 2024	$409,081	$230,178	$167,830	$2,967	$810,056

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.
c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2023 and 2022 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Operating costs	$102,935	$120,931	$312,760	$367,182
Marketing expenses	79,082	85,043	234,666	249,242
General and administrative expenses	18,588	18,915	54,490	57,995

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Research and development expenses	$8,256	$8,930	$24,254	$26,444

	$208,861	$233,819	$626,170	$700,863

(Concluded)

28.	EQUITY

a.	Share capital

1)	Common stocks

	September 30, 2024	December 31, 2023	September 30, 2023
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of September 30, 2024, the outstanding ADSs were 180,949 thousand common stocks, which equaled 18,095 thousand units and represented 2.33% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the nine months ended September 30, 2024 and 2023 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2023	$147,329,386	$173,672	$2,137,032	$987,611	$25,119	$20,648,078	$171,300,898
Unclaimed dividend	—	—	—	—	2,217	—	2,217
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	4,624	—	—	—	—	4,624
Actual acquisition of interests in subsidiaries	—	—	—	(4)	—	—	(4)
Share-based payment transactions of subsidiaries	—	—	1,590	—	—	—	1,590

Balance on September 30, 2023	$147,329,386	$178,296	$2,138,622	$987,607	$27,336	$20,648,078	$171,309,325

Balance on January 1, 2024	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086
Payment of unclaimed dividend	—	—	—	—	(123)	—	(123)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	62,904	—	—	—	—	62,904
Actual disposal of interests in subsidiaries	—	—	406	223,887	—	—	224,293
Share-based payment transactions of subsidiaries	—	—	(3,926)	—	—	—	(3,926)

Balance on September 30, 2024	$147,329,386	$214,856	$2,141,207	$1,211,494	$27,213	$20,648,078	$171,572,234

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2023 and 2022 earnings of Chunghwa approved by the stockholders in their meetings on May 31, 2024 and May 26, 2023 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2023	For Fiscal Year 2022	For Fiscal Year 2023	For Fiscal Year 2022
Reversal of special reserve	$(223,084)	$(185,066)
Cash dividends	36,909,931	36,475,514	$4.758	$4.702

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Nine Months Ended September 30
	2024	2023
Beginning balance	$520,748	$(124,762)
Recognized for the period
Unrealized gain or loss Equity instruments	87,065	551,698
Share of loss of associates and joint ventures accounted for using equity method	(857)	(1,555)

Ending balance	$606,956	$425,381

e.	Noncontrolling interests

	Nine Months Ended September 30
	2024	2023
Beginning balance	$12,596,252	$12,599,541
Shares attributed to noncontrolling interests
Net income for the period	784,382	800,076
Exchange differences arising from the translation of the foreign operations	6,957	(3,908)
Unrealized gain or loss on financial assets at FVOCI	(811)	(3,884)
		(Continued )

	Nine Months Ended September 30
	2024	2023
Share of other comprehensive income of associates and joint ventures accounted for using equity method	$28,204	$2,661
Cash dividends distributed by subsidiaries	(898,565)	(1,091,670)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(1,728)	1,588
Actual acquisition or disposal of interests in subsidiaries	34,480	(37)
Share-based payment transactions of subsidiaries	33,295	21,793

Ending balance	$12,582,466	$12,326,160

		(Concluded )

29.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Revenue from contracts with customers	$55,001,703	$53,117,356	$162,820,518	$159,140,403

Other revenues
Rental income	292,071	281,595	870,489	835,515
Government grants income	271,051	212,448	838,290	1,216,931
Others	48,651	46,547	143,383	139,653

	611,773	540,590	1,852,162	2,192,099

	$55,613,476	$53,657,946	$164,672,680	$161,332,502

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information to the consolidated financial statements for the year ended December 31, 2023 for details.

a.	Disaggregation of revenue

Please refer to Note 43 Segment Information for details.

b.	Contract balances

	September 30, 2024	December 31, 2023	September 30, 2023	January 1, 2023
Trade notes and accounts receivable (Note 9)	$23,085,802	$24,841,995	$23,514,962	$24,672,473

Contract assets
Products and service bundling	$10,081,628	$9,297,181	$8,782,628	$7,955,689
Others	1,629,010	1,205,973	1,490,435	1,255,584
Less: Loss allowance	(23,034)	(21,282)	(19,915)	(19,129)

	$11,687,604	$10,481,872	$10,253,148	$9,192,144

				(Continued	)

	September 30, 2024	December 31, 2023	September 30, 2023	January 1, 2023
Current	$7,444,080	$6,713,227	$6,727,095	$6,055,343
Noncurrent	4,243,524	3,768,645	3,526,053	3,136,801

	$11,687,604	$10,481,872	$10,253,148	$9,192,144

Contract liabilities
Telecommunications business	$14,041,785	$14,015,949	$14,404,590	$14,081,316
Project business	7,958,963	6,654,364	6,918,616	6,586,384
Advance house and land receipts (Notes 10 and 39)	978,878	459,697	301,150	—
Others	897,705	518,758	542,544	396,834

	$23,877,331	$21,648,768	$22,166,900	$21,064,534

Current	$16,238,717	$14,088,416	$14,287,322	$13,390,439
Noncurrent	7,638,614	7,560,352	7,879,578	7,674,095

	$23,877,331	$21,648,768	$22,166,900	$21,064,534

				(Concluded	)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	September 30, 2024	December 31, 2023	September 30, 2023
Current
Incremental costs of obtaining contracts	$339,055	$210,923	$95,066

Noncurrent
Incremental costs of obtaining contracts	$1,125,205	$939,409	$936,516

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. LED also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized and classified as current by the operating cycle.

Amortization expenses for the three months and nine months ended September 30, 2024 were $234,292 thousand and $670,972 thousand, respectively. Amortization expenses for the three months and nine months ended September 30, 2023 were $213,325 thousand and $641,027 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Gain (loss) on disposal of property, plant and equipment, net	$(9,026)	$(165)	$(9,715)	$1,462

b.	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Dividend income	$4,943	$4,944	$239,908	$167,112
Rental income	19,491	18,941	56,067	56,772
Others	68,804	52,955	122,665	101,885

	$93,238	$76,840	$418,640	$325,769

c.	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$(53,079)	$4,165	$(125,526)	$(84,184)
Foreign currency exchange loss, net	(51,593)	(65,047)	(76,225)	(124,682)
Gain on disposal of financial instruments, net	—	—	1,073	—
Others	(3,927)	(15,075)	(2,072)	(19,852)

	$(108,599)	$(75,957)	$(202,750)	$(228,718)

d.	Interest expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Interest on bonds payable	$41,909	$41,917	$125,840	$125,818
Interest on lease liabilities	33,274	27,150	94,132	76,037
Interest paid to financial institutions	10,627	11,165	31,623	31,442
Others	4	5	679	13

	$85,814	$80,237	$252,274	$233,310

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Contract assets	$(482)	$(348)	$1,752	$786

Trade notes and accounts receivable	$(6,501)	$4,341	$76,101	$81,721

Other receivables	$2,598	$10,345	$(2,297)	$2,640

Inventories	$27,565	$18,462	$63,286	$9,295

f.	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Property, plant and equipment	$7,148,174	$7,210,344	$21,509,129	$21,617,741
Right-of-use assets	1,048,570	1,018,976	3,115,546	3,045,706
Investment properties	11,212	11,065	33,531	33,193
Intangible assets	1,676,163	1,672,925	5,021,075	5,027,341
Incremental costs of obtaining contracts	234,292	213,325	670,972	641,027

Total depreciation and amortization expenses	$10,118,411	$10,126,635	$30,350,253	$30,365,008

Depreciation expenses summarized by functions
Operating costs	$7,668,878	$7,729,353	$23,056,260	$23,120,873
Operating expenses	539,078	511,032	1,601,946	1,575,767

	$8,207,956	$8,240,385	$24,658,206	$24,696,640

				(Continued	)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Amortization expenses summarized by functions
Operating costs	$1,860,173	$1,841,393	$5,545,850	$5,528,967
Marketing expenses	24,236	16,893	67,002	51,941
General and administrative expenses	16,216	16,529	47,404	51,691
Research and development expenses	9,830	11,435	31,791	35,769

	$1,910,455	$1,886,250	$5,692,047	$5,668,368

				(Concluded	)

g.	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Post-employment benefit
Defined contribution plans	$270,872	$243,474	$790,731	$712,393
Defined benefit plans	208,861	233,819	626,170	700,863

	479,733	477,293	1,416,901	1,413,256

Share-based payment
Equity-settled share—based payment	2,153	2,518	6,782	7,336

Other employee benefit (Note)	11,772,188	10,942,239	34,860,996	33,106,220

Total employee benefit expenses	$12,254,074	$11,422,050	$36,284,679	$34,526,812

Summary by functions
Operating costs	$5,709,537	$5,384,045	$16,927,710	$16,363,691
Operating expenses	6,544,537	6,038,005	19,356,969	18,163,121

	$12,254,074	$11,422,050	$36,284,679	$34,526,812

Note: Other	employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

The amendments to the Chunghwa’s Articles of Incorporation were approved by the Chunghwa’s stockholders in their meeting on May 31, 2024. The distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no higher than 0.17%.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2023 and 2022 approved by the Board of Directors on February 23, 2024 and February 24, 2023, respectively, were as follows:

	Cash
	2023	2022
Compensation distributed to the employees	$1,522,481	$1,498,374
Remuneration paid to the directors	39,797	39,480

There was no difference between the initial accrued amounts recognized in 2023 and 2022 and the amounts approved by the Board of Directors in 2024 and 2023 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Current tax
Current tax expenses recognized for the period	$2,217,676	$2,208,956	$6,832,853	$6,948,143
Income tax on unappropriated earnings	20	—	5,620	10,808
Income tax adjustments on prior years	(49,765)	(7,142)	(200,118)	(42,271)
Others	3,549	4,324	3,518	5,091

	2,171,480	2,206,138	6,641,873	6,921,771

Deferred tax
Deferred tax expenses recognized for the period	31,586	51,869	184,245	177,546
Income tax adjustments on prior years	750	—	(3,225)	(1,392)

	32,336	51,869	181,020	176,154

Income tax recognized in profit or loss	$2,203,816	$2,258,007	$6,822,893	$7,097,925

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of IISI have been examined by the tax authorities through 2021. Income tax returns of Chunghwa, SENAO, Youth, ISPOT, Aval, Wiin, SENYOUNG, CHYP, CHSI, LED, SHE, CHIEF, Unigate, CHI, CHPT, NavCore, TestPro, CHST, SFD, CLPT, CHTSC, HHI and UTC have been examined by the tax authorities through 2022.

c.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,005,006	$9,094,604	$28,216,292	$28,659,133
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(294)	(456)	(1,713)	(2,542)

Net income used to compute the diluted earnings per share	$9,004,712	$9,094,148	$28,214,579	$28,656,591

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
				(Continued	)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Assumed conversion of all dilutive potential common stocks
Employee compensation	3,716	1,596	13,915	7,539

Weighted average number of common stocks used to compute the diluted earnings per share	7,761,163	7,759,043	7,771,362	7,764,986

				(Concluded	)

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended September 30, 2024 and 2023 were $816 thousand and $1,393 thousand, respectively. The compensation costs for stock options for the nine months ended September 30, 2024 and 2023 were $2,448 thousand and $4,181 thousand, respectively.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in August 2023 and July 2024; therefore, the exercise price changed from $193.50 to $171.70 and to $166.50 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the nine months ended September 30, 2024 and 2023 was as follows:

	Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
	Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	93	$171.70	142.25	$193.50
Options forfeited	—	—	(1.50)	—

Options outstanding at end of the period	93	166.50	140.75	171.70

Options exercisable at end of the period	—	—	0.50	171.70

Weighted average remaining contractual life (years)	1.12		2.12

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months ended September 30, 2024 and 2023 were $194 thousand and $619 thousand, respectively. The compensation costs for stock options for the nine months ended September 30, 2024 and 2023 were $583 thousand and $1,855 thousand, respectively.

Information about CHTSC’s outstanding stock options for the nine months ended September 30, 2024 and 2023 was as follows:

	Nine Months Ended September 30, 2024
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	1,519	$19.085	40	$19.085
Options exercised	(694)	19.085	(5)	19.085
Options forfeited	(165)	—	(5)	—

Options outstanding at end of the period	660	19.085	30	19.085

Options exercisable at end of the period	10	19.085	15	19.085

Weighted average remaining contractual life (years)	1.39		0.22

	Nine Months Ended September 30, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	2,343	$19.085	1,083	$19.085
Options exercised	(764)	19.085	(31)	19.085
Options forfeited	(46)	—	(41)	—

Options outstanding at end of the period	1,533	19.085	1,011	19.085

(Continued)

	Nine Months Ended September 30, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options exercisable at end of the period	14	$19.085	—	$—

Weighted average remaining contractual life (years)	2.39		1.22

(Concluded)

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on February 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended September 30, 2024 and 2023 were $1,143 thousand and $506 thousand, respectively. The compensation costs for stock options for the nine months ended September 30, 2024 and 2023 were $3,751 thousand and $1,300 thousand, respectively.

CLPT modified the plan terms of stock options granted on September 26, 2023 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2023; therefore, the exercise price changed from $15.90 to $14.40 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the nine months ended September 30, 2024 and 2023 was as follows:

	Nine Months Ended September 30, 2024
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	755	$15.30	440	$15.30	440	$14.40
Options exercised	—	—	(220)	15.30	(415)	14.40

Options outstanding at end of the period	755	15.30	220	15.30	25	14.40

Options exercisable at end of the period	—	—	—	—	25	14.40

Weighted average remaining contractual life (years)	2.99		1.67		0.41

	Nine Months Ended September 30, 2023
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	440	$16.87	510	$15.90
Options granted	755	16.87	—	—	—	—
Options exercised	—	—	—	—	(55)	15.90
Options forfeited	—	—	—	—	(15)	—

Options outstanding at end of the period	755	15.30	440	15.30	440	14.40

Options exercisable at end of the period	—	—	—	—	192	14.40

Weighted average remaining contractual life (years)	3.99		2.67		1.41

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	1.10%	0.98%	0.31%
Expected life	4 years	4 years	4 years
Expected volatility	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

34.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Nine Months Ended September 30
	2024	2023
Additions of property, plant and equipment	$14,115,209	$17,602,979
Changes in other payables	1,900,358	1,275,682

Payments for acquisition of property, plant and equipment	$16,015,567	$18,878,661

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities —	Balance on September 30,
	2024	Activities	New Leases	Others	Interest Paid	2024
Lease liabilities	$10,975,181	$(2,923,928)	$3,068,649	$(29,708)	$(94,132)	$10,996,062

	Balance on January 1, 2023	Cash Flows From Financing Activities	Changes in Non-Cash Transactions		Cash Flows From Operation Activities —	Balance on September 30, 2023
			New Leases	Others	Interest Paid
Lease liabilities	$10,672,507	$(2,937,622)	$3,297,072	$(83,313)	$(76,037)	$10,872,607

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	September 30, 2024		December 31, 2023		September 30, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$30,486,867	$30,480,904	$30,482,766	$30,468,634	$30,481,435	$30,464,554

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

September 30, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$65	$—	$65
Listed stocks	452	—	—	452
Non-listed stocks	—	—	685,619	685,619
Limited partnership	—	—	308,063	308,063
Other investing agreements	—	—	39,137	39,137

	$452	$65	$1,032,819	$1,033,336

Financial assets at FVOCI
Listed stocks	$208,063	$—	$—	$208,063
Non-listed stocks	—	—	4,600,209	4,600,209

	$208,063	$—	$4,600,209	$4,808,272

Financial liabilities at FVTPL
Derivatives	$—	$1,080	$—	$1,080

Hedging financial liabilities	$—	$662	$—	$662

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$483	$—	$483
Listed stocks	421	—	—	421
Non-listed stocks	—	—	792,364	792,364
Limited partnership	—	—	219,032	219,032
Other investing agreements	—	—	24,305	24,305

	$421	$483	$1,035,701	$1,036,605

Financial assets at FVOCI
Listed stocks	$243,649	$—	$—	$243,649
Non-listed stocks	—	—	4,168,694	4,168,694

	$243,649	$—	$4,168,694	$4,412,343

Hedging financial liabilities	$—	$44	$—	$44

September 30, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$411	$—	$—	$411
Non-listed stocks	—	—	798,967	798,967
Limited partnership	—	—	225,123	225,123
Other investing agreements	—	—	28,242	28,242

	$411	$—	$1,052,332	$1,052,743

Financial assets at FVOCI
Listed stocks	$244,762	$—	$—	$244,762
Non-listed stocks	—	—	3,809,253	3,809,253

	$244,762	$—	$3,809,253	$4,054,015

Financial liabilities at FVTPL
Derivatives	$—	$2,485	$—	$2,485

Hedging financial liabilities	$—	$3,535	$—	$3,535

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2024 and 2023.

The reconciliations for financial assets measured at Level 3 were listed below:

Nine months ended September 30, 2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$1,035,701	$4,168,694	$5,204,395
Acquisition	124,623	312,780	437,403
Recognized in profit or loss under “Other gains and losses”	(124,059)	—	(124,059)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	121,840	121,840
Proceeds from capital reduction of the investees and profit distribution	(3,446)	(3,105)	(6,551)

Balance on September 30, 2024	$1,032,819	$4,600,209	$5,633,028

Unrealized gain or loss for the nine months ended September 30, 2024	$(124,059)

Nine months ended September 30, 2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2023	$1,020,203	$3,218,579	$4,238,782
Acquisition	130,476	14,820	145,296
Recognized in profit or loss under “Other gains and losses”	(78,157)	—	(78,157)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	575,854	575,854
Proceeds from capital reduction of the investees and profit distribution	(20,190)	—	(20,190)

Balance on September 30, 2023	$1,052,332	$3,809,253	$4,861,585

Unrealized gain or loss for the nine months ended September 30, 2023	$(77,774)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	September 30, 2024	December 31, 2023	September 30, 2023
Discount for lack of marketability	13.84%~20.00%	3.75%~20.00%	14.09%~20.00%
Noncontrolling interests discount	15.00%~25.00%	17.01%~25.00%	17.29%~25.00%
Growth rate of long-term revenue	0.12%	0.19%	0.19%
Discount rate	8.18%~14.00%	7.11%~8.20%	7.24%~8.10%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	September 30, 2024	September 30, 2023
Discount for lack of marketability
5% increase	$(64,782)	$(34,793)

5% decrease	$64,782	$34,793

Noncontrolling interests discount
5% increase	$(50,981)	$(22,858)

5% decrease	$50,981	$22,858

Long-term revenue growth rates
0.1% increase	$31,620	$33,733

0.1% decrease	$(31,060)	$(33,097)

Discount rate
1% increase	$(372,711)	$(386,464)

1% decrease	$452,054	$475,802

Categories of Financial Instruments

	September 30, 2024	December 31, 2023	September 30, 2023
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,033,336	$1,036,605	$1,052,743
Financial assets at amortized cost (Note a)	72,178,136	82,090,521	70,884,013
Financial assets at FVOCI	4,808,272	4,412,343	4,054,015
Financial liabilities
Measured at FVTPL
Held for trading	1,080	—	2,485
Hedging financial liabilities	662	44	3,535
Measured at amortized cost (Note b)	61,684,647	65,466,108	62,837,119

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable (including the current portion) and long-term loans (including the current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 41 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Assets
EUR	$65	$483	$—
Liabilities
USD	951	—	—
EUR	791	44	6,020

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2024	2023
Profit or loss
Monetary assets and liabilities (a)
USD	$50,461	$67,311
EUR	(44,363)	(37,286)
SGD	(37,515)	(49,422)
RMB	8,389	776
Derivatives (b)
USD	3,552	—
EUR	3,538	11,869
Equity
Derivatives (c)
EUR	7,076	13,564

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Fair value interest rate risk
Financial assets	$33,406,988	$43,156,022	$29,347,838
Financial liabilities	41,547,929	41,457,947	41,354,042
Cash flow interest rate risk
Financial assets	10,667,961	9,136,207	12,076,181
Financial liabilities	1,965,000	2,185,000	2,420,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $21,757 thousand and $24,140 thousand for the nine months ended September 30, 2024 and 2023, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $49,707 thousand and $240,414 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2024. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $51,225 thousand and $202,701 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2023.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

September 30, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,278,644	$—	$1,946,960	$5,114,595	$—	$39,340,199
Floating interest rate instruments	2.08	3,922	6,807	393,121	1,665,920	—	2,069,770
Fixed interest rate instruments	0.54	13,744	92,277	8,957,470	17,271,172	4,726,108	31,060,771

		$32,296,310	$99,084	$11,297,551	$24,051,687	$4,726,108	$72,470,740

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,561,370	$5,148,440	$2,329,210	$205,368	$11,244,388

December 31, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$37,930,363	$—	$2,107,392	$5,309,097	$—	$45,346,852
Floating interest rate instruments	1.99	—	15,000	2,170,000	—	—	2,185,000
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$37,930,363	$15,000	$4,277,392	$31,109,097	$4,700,000	$78,031,852

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,518,419	$4,819,030	$2,356,754	$518,335	$11,212,538

September 30, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,745,742	$—	$1,749,740	$5,198,556	$—	$39,694,038
Floating interest rate instruments	2.02	—	130,000	2,290,000	—	—	2,420,000
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$32,745,742	$130,000	$4,039,740	$30,998,556	$4,700,000	$72,614,038

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,461,372	$4,649,958	$2,364,475	$623,822	$11,099,627

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2024
Gross settled
Forward exchange contracts
Inflow	$70,989	$211,462	$—	$—	$282,451
Outflow	71,940	212,188	—	—	284,128

	$(951)	$(726)	$—	$—	$(1,677)

December 31, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$169,092	$—	$—	$169,092
Outflow	—	168,653	—	—	168,653

	$—	$439	$—	$—	$439

September 30, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$506,101	$—	$—	$506,101
Outflow	—	512,121	—	—	512,121

	$—	$(6,020)	$—	$—	$(6,020)

2) Financing facilities

	September 30, 2024	December 31, 2023	September 30, 2023
Unsecured bank loan facilities
Amount used	$430,000	$585,000	$820,000
Amount unused	56,858,684	56,191,331	56,152,849

	$57,288,684	$56,776,331	$56,972,849

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	15,000	20,000	20,000

	$1,615,000	$1,620,000	$1,620,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate

So-net Entertainment Taiwan Limited	Associate

KKBOX Taiwan Co., Ltd.	Associate

KingwayTek Technology Co., Ltd.	Associate

Taiwan International Ports Logistics Corporation	Associate

Senao Networks, Inc.	Associate

EnGenius Networks Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.

EnRack Technology Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.

Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.

ST-2 Satellite Ventures Pte., Ltd.	Associate

CHT Infinity Singapore Pte. Ltd.	Associate

Viettel-CHT Co., Ltd.	Associate

PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CHT Infinity Singapore Pte. Ltd.

Click Force Co., Ltd.	Associate

Chunghwa PChome Fund I Co., Ltd.	Associate

Cornerstone Ventures Co., Ltd.	Associate

Next Commercial Bank Co., Ltd.	Associate

WiAdvance Technology Corporation	Associate

AgriTalk Technology Inc.	Associate

Imedtac Co., Ltd.	Associate

Baohwa Trust Co., Ltd.	Associate

Porrima Inc.	Associate

Taiwania Hive Technology Fund L.P.	Associate

Chunghwa SEA Holdings	Joint venture

Other related parties

Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds

Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Sochamp Technology Co., Ltd.	Investor of significant influence over CHST

Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO

E-Life Mall Co., Ltd.	Substantial related party of SENAO

Engenius Technologies Co., Ltd.	Substantial related party of SENAO

Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO

Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO

All Oriented Investment Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO

Yu Yu Investment Co., Ltd.	Substantial related party of SENAO

Kangsin Co., Ltd.	Substantial related party of SENAO

United Daily News Co., Ltd.	Investor of significant influence over SFD

Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

Advantech Co., Ltd.	Investor of significant influence over IISI

Z-Com, Inc.	Investor of significant influence over CHST

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Associates	$146,505	$82,609	$301,586	$271,671
Others	17,336	16,774	38,918	44,250

	$163,841	$99,383	$340,504	$315,921

	Operating Costs and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Associates	$225,305	$342,891	$599,047	$835,898
Others	5,827	6,201	76,883	67,868

	$231,132	$349,092	$675,930	$903,766

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Associates	$10,319	$9,463	$29,905	$28,286
Others	(9)	284	433	961

	$10,310	$9,747	$30,338	$29,247

3)	Receivables

	September 30, 2024	December 31, 2023	September 30, 2023
Associates	$174,358	$75,994	$102,692
Others	7,727	2,095	8,502

	$182,085	$78,089	$111,194

4)	Payables

	September 30, 2024	December 31, 2023	September 30, 2023
Associates	$192,322	$380,663	$162,229
Others	4,148	4,426	5,417

	$196,470	$385,089	$167,646

5)	Customers’ deposits

	September 30, 2024	December 31, 2023	September 30, 2023
Associates	$26,183	$19,432	$18,895
Others	—	284	284

	$26,183	$19,716	$19,179

6)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Associates	$—	$—	$63	$53,983

7)	Acquisition of intangible assets

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Associates	$—	$—	$429	$—

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Lease liabilities—current	$209,391	$197,278	$199,311
Lease liabilities—noncurrent	1,549,439	1,602,633	1,667,146

	$1,758,830	$1,799,911	$1,866,457

The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2024 were $1,870 thousand and $5,654 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2023 were $1,999 thousand and $6,049 thousand, respectively.

9)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023
Bank deposits and other financial assets	$1,635,069	$1,132,008	$—

The interest income recognized for the aforementioned bank deposits and other financial assets for the three months and nine months ended September 30, 2024 were $4,534 thousand and $12,640 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Short-term employee benefits	$82,552	$84,117	$267,025	$263,495
Post-employment benefits	3,404	2,130	6,808	24,074
Share-based payment	295	409	929	884

	$86,251	$86,656	$274,762	$288,453

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

38.	PLEDGED ASSETS

The following assets are mainly pledged as collaterals for bank loans, customs duties of the imported materials and warranties of contract performance, or the trust account the Company entrusts to Land Bank of Taiwan for fund control and property rights management.

	September 30, 2024	December 31, 2023	September 30, 2023
Property, plant and equipment	$2,446,699	$2,468,835	$2,476,213
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets—others)	1,116,193	546,022	386,723

	$5,561,625	$5,013,590	$4,861,669

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of September 30, 2024 were as follows:

a.	Acquisitions of property, plant and equipment of $19,508,983 thousand.

b.	Acquisitions of telecommunications-related inventory of $16,016,748 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand. As of September 30, 2024, Chunghwa had paid the amount of EUR 79,650 thousand (classified as prepayments—noncurrent).

g.	The Company has signed the house and land presale contracts amounting to $7,703,522 thousand and has received $978,878 thousand in accordance with the contracts (classified as contract liabilities).

h.	Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200,000 thousand.

40.	SIGNIFICANT SUBSEQUENT EVENTS

Chunghwa acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the price of $2,000,000 thousand in October 2024.

41.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	September 30, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$59,033	31.65	$1,868,410
EUR	687	35.38	24,291
SGD	43,762	24.72	1,081,791
RMB	45,979	4.523	207,964
Non-monetary items
Investments accounted for using equity method
USD	8,905	31.65	281,855
SGD	17,147	24.72	423,874
VND	431,182,269	0.0013	547,601
Liabilities denominated in foreign currencies
Monetary items
USD	27,146	31.65	859,183
EUR	25,765	35.38	911,549
SGD	74,114	24.72	1,832,091
RMB	8,882	4.523	40,175

	December 31, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$66,564	30.71	$2,043,834
EUR	1,999	33.98	67,919
SGD	39,515	23.29	920,308
RMB	35,777	4.327	154,806
Non-monetary items
Investments accounted for using equity method
SGD	12,255	23.29	285,430
VND	435,484,544	0.0012	542,178
			(Continued	)

	December 31, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$33,534	30.71	$1,029,674
EUR	19,875	33.98	675,342
SGD	80,039	23.29	1,864,104
RMB	8,880	4.327	38,424
			(Concluded	)

	September 30, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$75,219	32.27	$2,427,312
EUR	7,419	33.91	251,579
SGD	40,064	23.53	942,704
RMB	11,700	4.415	51,657
Non-monetary items
Investments accounted for using equity method
SGD	16,191	23.53	380,970
VND	410,524,685	0.0013	535,735
Liabilities denominated in foreign currencies
Monetary items
USD	33,502	32.27	1,081,101
EUR	29,410	33.91	997,293
SGD	82,071	23.53	1,931,140
RMB	8,186	4.415	36,142

The unrealized foreign currency exchange gains and losses were loss of $21,282 thousand and gain of $14,141 thousand for the three months ended September 30, 2024 and 2023, respectively. The unrealized foreign currency exchange gains and losses were loss of $30,111 thousand and gain of $39,081 thousand for the nine months ended September 30, 2024 and 2023, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

42.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investments in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

m.	Information of main stakeholders: Please see Table 8.

43.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended September 30, 2024
Revenues
From external customers	$34,429,900	$17,595,361	$2,370,996	$1,217,219	$55,613,476
Intersegment revenues	665,558	251,136	279,212	94,497	1,290,403

Segment revenues	$35,095,458	$17,846,497	$2,650,208	$1,311,716	56,903,879

Intersegment elimination					(1,290,403)

Consolidated revenues					$55,613,476

Segment income before income tax	$7,194,787	$3,103,432	$610,543	$580,340	$11,489,102

Nine months ended September 30, 2024
Revenues
From external customers	$102,651,208	$51,437,172	$7,423,160	$3,161,140	$164,672,680
Intersegment revenues	1,787,826	567,598	816,975	279,809	3,452,208

Segment revenues	$104,439,034	$52,004,770	$8,240,135	$3,440,949	168,124,888

Intersegment elimination					(3,452,208)

Consolidated revenues					$164,672,680

Segment income before income tax	$22,662,543	$9,666,918	$1,829,235	$1,664,871	$35,823,567

Three months ended September 30, 2023
Revenues
From external customers	$33,737,840	$16,616,893	$2,337,773	$965,440	$53,657,946
Intersegment revenues	612,561	322,646	271,376	101,607	1,308,190

Segment revenues	$34,350,401	$16,939,539	$2,609,149	$1,067,047	54,966,136

Intersegment elimination					(1,308,190)

Consolidated revenues					$53,657,946

Segment income before income tax	$7,247,401	$3,434,184	$544,099	$411,797	$11,637,481

Nine months ended September 30, 2023
Revenues
From external customers	$100,552,394	$51,264,214	$6,633,864	$2,882,030	$161,332,502
Intersegment revenues	1,819,088	810,376	731,338	284,312	3,645,114

Segment revenues	$102,371,482	$52,074,590	$7,365,202	$3,166,342	164,977,616

Intersegment elimination					(3,645,114)

Consolidated revenues					$161,332,502

Segment income before income tax	$22,570,396	$10,868,406	$1,607,979	$1,510,353	$36,557,134

Main Products and Service Revenues

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Consumer Business
Mobile services	$14,358,410	$13,934,444	$42,638,330	$41,122,870
Fixed-line services	10,688,228	10,652,262	32,154,161	31,894,985
Sales	8,673,419	8,562,798	25,942,062	25,782,712
Others	709,843	588,336	1,916,655	1,751,827

	34,429,900	33,737,840	102,651,208	100,552,394

Enterprise Business
Fixed-line services	8,427,314	8,492,662	25,248,393	25,439,643
ICT business	6,027,689	4,924,918	16,458,571	15,566,348
Mobile services	2,282,057	2,289,641	6,824,138	6,782,391
Others	858,301	909,672	2,906,070	3,475,832

	17,595,361	16,616,893	51,437,172	51,264,214

International Business
Fixed-line services	1,283,400	1,294,655	3,874,562	3,996,547
ICT business	966,180	733,167	2,876,895	1,843,133
Others	121,416	309,951	671,703	794,184

	2,370,996	2,337,773	7,423,160	6,633,864

Others
Sales	979,111	743,065	2,466,829	2,225,042
Others	238,108	222,375	694,311	656,988

	1,217,219	965,440	3,161,140	2,882,030

	$55,613,476	$53,657,946	$164,672,680	$161,332,502

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$627,837	$300,000	$300,000	$300,000	$—	4.78	$3,139,183	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	627,837	200,000	200,000	200,000	—	3.19	3,139,183	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,800,575	12	$3,800,575	—
	iKala Global Online Corp.	—	Financial assets at FVOCI	112,500	282,687	8	282,687	—
	KKCompany Technologies Inc.	—	Financial assets at FVOCI	2,762	241,955	2	241,955	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	162,364	19.9	162,364	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,098	17	17,098	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,488	2	4,488	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	2,505	2	2,505	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL–noncurrent	555,600	439,055	13	439,055	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL–noncurrent	20,000	178,673	9	178,673	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL–noncurrent	—	52,066	4	52,066	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL–noncurrent	—	276,786	10	276,786	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	11,076	9	11,076	—
CHIEF Telecom Inc.	Stocks
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	106,151	—	106,151	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	17,454	—	17,454	Note 2
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	37	115	10	115	—
	WPG Holdings Limited	—	Financial assets at FVTPL–current	9	452	—	452	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	56,634	1	56,634	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	37,450	11	37,450	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	27,824	7	27,824	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI	600	26,734	11	26,734	—
	ioNetworks Inc.	—	Financial assets at FVOCI	107	13,162	2	13,162	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL–noncurrent	—	31,277	3	31,277	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL–noncurrent	91	$15,825	—	$15,825	—

(Concluded)

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on the last trading day of the reporting period.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,818,682	2	30 days	$—	—	$650,610	3
			Purchase	1,161,573	1	30~90 days	—	—	(1,065,727)	(9)
	CHIEF Telecom Inc.	Subsidiary	Sales	384,214	—	30 days	—	—	69,161	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	793,688	1	30 days	—	—	(394,234)	(3)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	112,548	—	30 days	—	—	(32,620)	—
	Honghwa International Co., Ltd.	Subsidiary	Sales	157,504	—	30~60 days	—	—	1,317	—
			Purchase	5,261,106	6	30~60 days	—	—	(1,086,102)	(9)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	137,343	—	30 days	—	—	50,538	—
			Purchase	433,151	1	90 days	—	—	(146,856)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Sales	122,489	—	30~90 days	—	—	28,174	—
			Purchase	218,253	—	90 days	—	—	(78,200)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	197,257	—	30 days	—	—	(205,109)	(2)
	CHT Security Co., Ltd.	Subsidiary	Purchase	189,830	—	30 days	—	—	(74,752)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	467,310	1	30 days	—	—	(72,710)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	121,037	—	30 days	—	—	45,881	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	336,306	—	30~90 days	—	—	(38,998)	—
	WiAdvance Technology Corporation	Associate	Purchase	105,689	—	60 days	—	—	(45,627)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	166,463	6	30 days	—	—	26,415	7
	So-net Entertainment Taiwan Limited	Associate	Sales	108,586	4	30 days	—	—	25,098	8
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	251,773	11	90 days	—	—	156,702	28

Note 1:	Purchases include costs to acquire services.

Note 2:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$799,937 (Note 2)	10.76	$—	—	$55,084	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,237,846 (Note 2)	9.13	—	—	215,916	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	394,234 (Note 2)	3.07	—	—	158,925	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,109,627 (Note 2)	6.09	—	—	70,604	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	146,856 (Note 2)	6.14	—	—	98,509	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	205,060 (Note 2)	9.67	—	—	185,543	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Parent company	156,702 (Note 2)	2.75	—	—	29,468	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,708,248	$339,894	$89,534	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,834,048	12,595	11,132	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	866,867	72,862	72,862	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,364,250	156,413	156,442	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	682,703	30,359	22,698	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,143,056	757,808	433,485	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,047,091	55,814	49,772	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	177,204	2,140	2,140	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	635,724	307,157	308,880	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	206,222	18,440	19,399	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	76,275	1,041	1,041	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	789,826	60,231	60,231	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	230,580	240,000	23,058	63	455,095	265,349	168,766	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	146,403	11,233	11,233	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	161,629	28,363	15,895	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	70	187,239	49,529	36,344	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	77,971	9,901	6,151	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	243,912	80,685	80,685	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	(9,943)	(3,818)	(2,221)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	507,363	517,423	36,205	50	601,116	24,306	18,499	Subsidiary (Note 5)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	—	5,000	100	43,301	(6,965)	(6,699)	Subsidiary (Note 5)
											(Continued )

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Telecom Europe GmbH	Germany	International private leased circuit, internet services, transit services and ICT services	$122,675	$—	3,500	100	$122,675	$—	$—	Subsidiary (Note 5)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	547,601	249,759	74,927	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	297,362	170,348	76,747	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	157,526	(29,258)	(8,778)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	200,625	(83,571)	(25,071)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	12,720	23	267,887	59,151	13,439	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	122,309	106,341	28,361	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	253,519	(8,278)	(4,139)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,254	198	97	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	4,028,346	(582,667)	(264,907)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,326	(269)	(137)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	281,579	(6,764)	(7,180)	Associate
	Taiwania Hive Technology Fund L.P.	Cayman Islands	Investment business	288,405	—	—	42	281,855	(15,690)	(6,550)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,583,693	137,485	46,460	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	162,264	(1,086)	(7,126)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	13,266	100	140,440	2,979	2,978	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	130,148	26,685	26,685	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,410	76	76	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	110,194	5,488	5,488	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	423,874	365,344	139,307	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	57,084	(3,988)	(1,595)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,640,420	187,672	64,276	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	104,277	757,808	22,246	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	45,079	339,894	1,317	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	27,244	(13,130)	(3,554)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	91,381	59,467	1,828	10	58,479	(43,220)	(4,660)	Associate
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	80,000	—	8,000	10	78,715	(12,852)	(1,285)	Associate
											(Continued )

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$106,094	$1,942	$1,780	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,347	73	73	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	140,513	(16,197)	(13,421)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	36,421	(28,944)	(27,609)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	28,607	(53,455)	(29,000)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	177,204	2,140	2,140	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,616	191	47	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	4,728	100	51,023	1,773	1,773	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,960	49	52,133	23,712	11,631	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	77,510	1,257	1,257	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	10,862	2,385	545	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2024	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2024	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2024	Accumulated Inward Remittance of Earnings as of September 30, 2024	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Notes 6 and 9
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 7 and 9
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	1,119	100	1,119	9,529	—	Notes 8 and 9
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(17,453)	100	(17,453)	151,071	—	Notes 8 and 9
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	(23)	49	(11)	5,550	9,533	Note 9

Investee	Accumulated Investment in Mainland China as of September 30, 2024	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$232,012,560
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	4,638,645
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	2,136,517

Note 1:	Investments are divided into three categories as follows:

a. Direct investment.

b. Investments through a holding company registered in a third region.

c. Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

Note 9:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2024	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$650,610	—	—
					Accrued custodial receipts	149,327	—	—
					Accounts payable	1,065,727	—	—
					Amounts collected for others	172,120	—	—
					Revenues	2,818,682	—	2
					Operating costs and expenses	1,161,514	—	1
			CHIEF Telecom Inc.	a	Revenues	384,214	—	—
			CHYP Multimedia Marketing & Communications Co., Ltd.	a	Operating costs and expenses	112,548	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	394,234	—	—
					Operating costs and expenses	785,372	—	—
					Property, plant and equipment	246,760	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts payable	146,856	—	—
					Revenues	137,343	—	—
					Operating costs and expenses	433,151	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,086,102	—	—
					Revenues	157,504	—	—
					Operating costs and expenses	5,261,106	—	3
			CHT Security Co., Ltd.	a	Operating costs and expenses	151,059	—	—
			International Integrated Systems, Inc.	a	Operating costs and expenses	467,206	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	205,109	—	—
					Operating costs and expenses	197,257	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Revenues	121,037	—	—
			Chunghwa Telecom Global, Ltd.	a	Revenues	122,489	—	—
					Operating costs and expenses	218,253	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company.

b. Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a. The Company to subsidiaries.

b. Subsidiaries to the Company.

c. Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2024, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the nine months ended September 30, 2024.

Note 5:	The amount was eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

SEPTEMBER 30, 2024

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29

Note:	This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.